CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

03032099

September 2, 2003

SUPPL

SEP 15 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

9/22

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds reports asset growth, improving sales in July

TORONTO (August 1, 2003) – CI Fund Management Inc. today reported that the sales and assets of its wholly owned subsidiary CI Mutual Funds Inc. continued to strengthen in July 2003.

Mutual and segregated fund assets grew by 3.1% to $29.7 billion, while total fee-earning assets rose 3.6% to $35.1 billion. This represented the fourth straight month of asset growth for CI.

CI recorded net redemptions of $8 million during the month, its best result since February. However, this included positive net sales of long-term assets, compared with net redemptions in the prior four months. Overall, CI's gross sales increased by $24 million from the prior month, while redemptions declined by $36 million.

CI's sales leaders during the month were the Harbour and Signature Funds groups, the CI Portfolio Series of asset allocation funds, and CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc. CI Value Trust continues to enjoy strong performance, with the fund outperforming the S&P 500 Index by 810 basis points for the year-to-date ending July 31, 2003. CI's global funds are also posting strong performance in 2003, including CI Global Fund, CI Global Value Fund and BPI Global Equity Fund.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

82-4994

Fonds CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce une croissance de l'actif et une augmentation des ventes en juillet

TORONTO (1er août 2003) – C.I. Fund Management Inc. a annoncé aujourd'hui que les actifs et les ventes de sa filiale en propriété exclusive, CI Mutual Funds Inc., ont continué à se raffermir en juillet 2003.

Les actifs des fonds mutuels et distincts ont eu une croissance de 3,1 % à 29,7 milliards de dollars, alors que le total des actifs rapportant des commissions progressait de 3,6 % à 35,1 milliards de dollars. Ceci représente le quatrième mois consécutif de croissance de l'actif chez CI.

CI a enregistré des rachats nets de 8 millions de dollars au cours du mois, son meilleur résultat depuis le mois de février. Cependant, ceci inclut les ventes nettes positives des actifs à long terme en comparaison avec les rachats nets dans les quatre mois précédents. Globalement, les ventes brutes de CI ont augmentés de 24 millions de dollars par rapport au mois précédent, alors que les rachats ont chutés de 36 millions de dollars.

Au niveau des ventes, les chefs de fil au cours du mois ont été les groupes de Fonds Signature et de Fonds Harbour, la Série Portefeuilles CI de fonds de répartition d'actifs et le Fonds de valeur de fiducie CI géré par Bill Miller de Legg Mason Funds Management, Inc.Valeur de fiducie CI continue de jouir d'excellents rendements, avec le Fonds qui surpassait l'indice S&P 500 par 810 points de base sur un an glissant se terminant le 31 juillet 2003. Les Fonds mondiaux CI enregistrent aussi d'excellents résultats en 2003, y compris le Fonds mondial CI, le Fonds de valeur mondiale CI et le Fonds d'actions mondiales BPI.

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, dès fonds distincts et des fonds de couverture. CI a un site Web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, communiquez avec :
Stephen A. MacPhail
Vice-président à la direction,
Chef de l'exploitation et chef des finances
CI Fund Management Inc.
Tél.: 416 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds launches DDJ U.S. High Yield Fund

Fund offers tax-efficient income, access to the growing high-yield market

TORONTO (August 20, 2003) – CI Mutual Funds Inc. ("CI") today announced the launch of the DDJ U.S. High Yield Fund, a new investment vehicle that provides investors access to the rapidly growing U.S. high-yield bond market. DDJ Capital Management, LLC is the portfolio adviser and CI is the manager of the closed-end fund.

"This new fund provides an excellent opportunity for Canadian investors to diversify their portfolios beyond traditional equity and fixed-income offerings," said CI President Peter W. Anderson. "Moreover, it gives Canadian investors select access to the flourishing U.S. high-yield market through DDJ Capital, a company with a proven track record of success."

DDJ Capital specializes in high-yield investing and is known for its extensive investment, legal and management expertise. The firm, based in Wellesley, Massachusetts, manages $1.7 billion US, including the closed-end DDJ Canadian High Yield Fund launched in 1997 and also administered by CI. DDJ Capital's expertise and emphasis on independent, rigorous fundamental analysis has resulted in positive returns for its U.S. portfolio that have outpaced the applicable benchmark over the past one, three and five-year periods.

"Rate spreads and default rates are declining, making it an excellent time for Canadians to consider the attractive risk-adjusted returns of high-yield investments," says David Breazzano, founding principal of DDJ Capital and portfolio manager of the fund. "The U.S. high-yield bond market has grown rapidly to become a diverse and highly liquid market totalling more than $850 billion."

In addition to offering an attractive alternative to equities and other fixed-income products, the DDJ U.S. High Yield Fund is structured to provide a tax-efficient income stream, with monthly distributions being paid in the form of capital gains and return of capital. The fund's objectives are to provide unitholders with monthly distributions equal to a 7.5% annual yield and to return at least the $10 per unit subscription price on or about December 31, 2013.

The DDJ U.S. High Yield Fund is now being offered to the public as a closed-end fund with a 10-year term to maturity at a price per unit of $10. The offering is being co-led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. and will be available until on or about September 4, 2003. The fund has received conditional approval to be listed on the Toronto Stock Exchange. Documents describing the fund can be found at www.sedar.com.

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned investment management firm with approximately $35 billion in fee-earning assets as of July 31, 2003. CI has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For more information please contact:
Peter W. Anderson, President, CI Mutual Funds Inc., (416) 364-1145

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds announces agreement to acquire Skylon Capital

TORONTO (August 21, 2003) – CI Fund Management Inc. ("CI") announced today that it has entered into an agreement to acquire Skylon Capital Corp. ("Skylon"), manager of the VentureLink Group of Funds and a series of retail structured products.

Under the agreement, CI will pay Skylon's shareholders approximately $32 million, consisting of approximately $15.5 million in cash and 1,225,296 common shares of CI. This represents about five times expected first-year EBITDA (earnings before interest, taxes, depreciation and amortization) from Skylon operations. Skylon will have no debt outstanding at the close of the transaction.

Skylon manages and administers approximately $665 million in products that include the VentureLink Funds, a diverse family of labour-sponsored funds, and various structured products such as the Skylon Capital Yield Trust.

"Since its founding in 2000, Skylon has established itself as a leader and an innovator in the area of labour-sponsored funds and structured products," said William T. Holland, CI's President and Chief Executive Officer. "Skylon's impressive suite of products is an excellent complement to CI's existing retail-focused lineup."

"We are very excited to be joining forces with CI, which shares our focus on innovation and providing quality investment products to Canadians," said Gordon A. McMillan, Chief Executive Officer of Skylon. "Skylon and the investors in its funds will benefit from CI's wide range of strong products, services and support."

Mr. McMillan will stay on in an advisory capacity to CI with regards to its labour-sponsored and structured products.

The transaction, which is subject to regulatory approval, is expected to close in October 2003 following the required notification to securityholders of the VentureLink Funds.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with approximately $35.1 billion in fee-earning assets at July 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to the company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and

uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:

William T. Holland
President and CEO
CI Fund Management Inc.
(416) 364-1145

Gordon A. McMillan
CEO
Skylon Capital Corp.
(416) 601-2440

82-4994

CI Funds

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Fund Management and Synergy Asset Management announce the acquisition of Synergy by CI

TORONTO (August 22, 2003) – CI Fund Management Inc. ("CI") and Synergy Asset Management Inc. ("Synergy") announced today that they have entered into an agreement in which CI will acquire Synergy for total consideration of approximately $116 million.

Under the purchase agreement, CI has agreed to issue 1,655,874 common shares of CI and pay $94.3 million cash for Synergy. Sun Life Financial Inc. has agreed to support the transaction by purchasing 860,652 shares of CI for approximately $10.8 million. On closing, this will maintain Sun Life's ownership interest in CI at 34%.

Synergy, which pioneered the concept of style diversification, was founded by Joseph C. Canavan, President and Chief Executive Officer, in 1997. It is one of the fastest-growing mutual fund companies in Canadian history and has assets of approximately $1.4 billion in 24 funds.

"As well as maintaining consistent performance, Synergy has had positive net sales every single month since inception, has developed a strong rapport with advisers and investors, and has successfully developed a well-recognized brand over the past five years," said William T. Holland, CI's President and Chief Executive Officer.

"Synergy is an excellent fit with CI and we plan to offer a Synergy family of funds as part of our lineup. Furthermore, Synergy's investors will enjoy the benefits of being part of CI, including a strong record of investment management success, commitment to world-class systems and technology, and competitive fund operating costs."

Mr. Holland continued, "In addition to merging our two outstanding fund families, another key reason we made this decision was that we felt Mr. Canavan has the proven leadership skills and expertise to join CI in an executive capacity, overseeing the company's distribution strategy."

"In the next two years we believe that the changes in the asset management industry will be dramatic," Mr. Canavan said. "We also believe that for the benefit of our investors, it is imperative that we position ourselves ahead of these changes so that we remain a market leader. Our objective in this transaction was to find an owner that shared our philosophy, vision and commitment to being a leader in the investment business."

Mr. Canavan continued, "Our investors are the big winners, as the combined company will produce one of strongest fund lineups in Canada – CI leads the industry with the most four and five-star ratings from Morningstar Canada and has received 13 awards for investment excellence in the last five years, while the overall performance of Synergy's funds with respect to their indices is impressive across all standard performance time periods."

"As a founding shareholder of Synergy, we are very supportive of this transaction," said M. George Lewis, Head of Financing and Investment Products for RBC Investments and RBC Banking, and a member of Synergy's Board of Directors. "RBC will have earned a pre-tax 15% per annum return on our investment primarily as a result of the great work by the management team and employees of Synergy. In addition, CI is a significant relationship to RBC as a preferred third-party fund supplier and a valued client of our Global Services and Capital Markets business."

The acquisition of Synergy, which will be debt-free on closing and has approximately $55 million in available tax losses due to cash financing of deferred sales commissions, will be immediately accretive to CI's earnings, cash flow and EBITDA (earnings before interest, taxes, depreciation and amortization). The transaction, which is subject to regulatory approval, is expected to close in October 2003 following the required notification to unitholders of the Synergy Mutual Funds.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with approximately $35.1 billion in fee-earning assets at July 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

Conference Call
Mr. Holland will hold a conference call to discuss this transaction today at 9 a.m. ET. Please call 416-405-9328 or 1-800-387-6216. A replay of the conference call will be available by dialling 416-695-5800 or 1-800-408-3053, passcode 1471260 followed by the number sign.

This press release contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
William T. Holland
President and CEO
CI Fund Management Inc.
(416) 364-1145

Joseph C. Canavan
President and CEO
Synergy Asset Management Inc.
(416) 202-6060

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI Funds to acquire Assante's Canadian operations
CI will operate Assante Canada as a separate entity

TORONTO (August 22, 2003) – CI Fund Management Inc. ("CI") today announced that it has entered into an agreement to acquire the Canadian operations of Assante Corporation (TSX: LMS, "Assante") for $846 million in cash and common shares of CI, based on Thursday's closing price of CI common shares of $13.40.

Under the agreement, CI will purchase Assante's Canadian operations ("Assante Canada"), consisting of an investment management business with $7 billion in assets under management and one of the country's largest networks of financial advisers, with 1,000 advisers administering $17 billion in assets. Assante's U.S. business is not included in this transaction.

"In combination with our acquisition of Synergy Asset Management Inc. and Skylon Capital Corp., this transaction will transform CI, making it Canada's second-largest fund company and giving it a significant presence in the business of providing financial advice directly to Canadians," said William T. Holland, CI's President and Chief Executive Officer.

CI plans to operate Assante Canada as a separate entity that will continue to provide the wide range of products and services now offered by Assante advisers. "Assante Canada's clients and their advisers will benefit from CI's financial strength and its expertise in areas such as portfolio management, administration and technology," Mr. Holland said.

CI will issue 42.623 million CI common shares, worth approximately $571 million (based on yesterday's closing price of $13.40), and pay $275 million in cash for Assante Canada. The transaction values Assante Canada at $8.25 per Assante share.

Major shareholders of Assante representing 32% of the firm's shares have committed to vote their shares in favour of CI's offer. In addition, CI already owns 9.1% of Assante shares. Sun Life Financial Inc. has agreed to support the transaction by purchasing approximately 20.1 million common shares of CI for $258.3 million. As a result, Sun Life will maintain its ownership interest in CI at 34%.

The Synergy and Assante transactions will increase CI's mutual and segregated funds under management by 28% to $38.5 billion. CI has another $5.3 billion in assets in institutional accounts, labour-sponsored and other funds that generate revenue for the company.

CI Funds® **News Release**

"The growth in assets through these transactions will solidify our position at the very top tier of Canadian fund companies and allow us to take advantage of economies of scale, to the benefit of investors in the funds and CI shareholders," Mr. Holland said.

The transaction, which is subject to approval by regulators and Assante shareholders, is expected to close prior to the end of the year.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with approximately $35.1 billion in fee-earning assets at July 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com

Conference Call
Mr. Holland will hold a conference call to discuss this transaction today at 9 a.m. ET. Please call 416-405-9328 or 1-800-387-6216. A replay of the conference call will be available by dialling 416-695-5800 or 1-800-408-3053, passcode 1471260 followed by the number sign.

This press release contains forward-looking statements with respect to the company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
Tel.: (416) 364-1145